October 10, 2024

Dan Lee
Chief Financial Officer
Superior Industries International Inc.
26600 Telegraph Rd, Suite 400
Southfield, MI 48033

        Re: Superior Industries International Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed March 7, 2024
            File No. 001-06615
Dear Dan Lee:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 27

1.     We refer to your non-GAAP measure Adjusted EBITDA. We note from footnote
(1)
       to the table on page 28, the adjustment for restructuring, factoring fees and other include $4.2 million of accounts receivable factoring fees and $8.1 million of other restructuring-related costs, primarily related to advisor fees. Please explain to us in greater detail the nature of these costs as they appear to be normal, recurring operating costs. As part of your response, tell us how you considered the guidance outlined in
       Question 100.01 of the Division of Corporation Finance Compliance & Disclosure
       Interpretations on Non-GAAP Financial Measures in determining the adjustments are appropriate.
 October 10, 2024
Page 2
Notes to the Consolidated Financial Statements
Note 22 - Loss on Deconsolidation of Subsidiary, page 61

2.     We note in August 2023, you deconsolidated your wholly owned subsidiary
SPG
       as the company no longer controlled SPG due to its filing insolvency proceedings. As a result, you recognized a charge of $79.6 million during the third quarter, representing the difference of the carrying value over its fair value in your interest in and receivable from SPG. Please tell us whether there was any equity components previously recognized in accumulated other comprehensive income and
       how you considered such amounts in your calculation of gain or loss upon deconsolidation of SPG, including any reclassification from foreign currency
       transaction adjustments in accordance with ASC 810-10-40-4A. If so, please explain how such amounts were reflected within your statements of equity in accordance with ASC 830-30-40.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jean Yu at 202-551-3305 or Hugh West at 202-551-3872 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing